UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MOMO INC.

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

60879B107

(CUSIP Number)

c/o Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes &Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

April 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60879B107	Page 2 of 17

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SCC GROWTH I HOLDCO A, LTD. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1141870
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 3 of 17

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-0205433
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 4 of 17

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

26-0204337

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,063,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,063,441
11.	Aggregate amount beneficially owned by each reporting person 2,063,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 5 of 17

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA GF HOLDCO III-A LTD. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1157403
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,348,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,348,923
11.	Aggregate amount beneficially owned by each reporting person 11,348,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 6 of 17

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SEQUOIA CAPITAL CHINA GROWTH FUND III, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-1160392

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,348,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,348,923
11.	Aggregate amount beneficially owned by each reporting person 11,348,923
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 7 of 17

1.

Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)

SC CHINA GROWTH III CO-INVESTMENT 2014-A, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

98-1169076

2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,158,602
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,158,602
11.	Aggregate amount beneficially owned by each reporting person 5,158,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 8 of 17

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA GROWTH III MANAGEMENT, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1159704
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,507,525
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,507,525
11.	Aggregate amount beneficially owned by each reporting person 16,507,525
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.9%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 60879B107	Page 9 of 17

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC CHINA HOLDING LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 10 of 17

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP CHINA ENTERPRISES LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 60879B107	Page 11 of 17

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,570,966
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,570,966
11.	Aggregate amount beneficially owned by each reporting person 18,570,966
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) IN

PREAMBLE

This Statement on Schedule 13D/A (this “Schedule 13D/A”) amends the previous Schedule 13D filed on July 7, 2015 (the “Original 13D”) by SCC Growth I Holdco A, Ltd. (“SCCG I HOLDCO A”), Sequoia Capital China Growth Fund I, L.P. (“SCCGF I”), Sequoia Capital China Growth Partners Fund I, L.P. (“SCCGF PTRS I”), Sequoia Capital China GF Principals Fund I, L.P. (“SCCGF PRIN I”), Sequoia Capital China Growth Fund Management I, L.P. (“SCCGF MGMT I”), Sequoia Capital China GF Holdco III-A, Ltd. (“SCCGF HOLDCO III-A”), Sequoia Capital China Growth Fund III, L.P. (“SCCGF III”), SC China Growth III Co-Investment 2014-A, L.P. (“SCCG III CO-INV 2014-A”), SC China Growth III Management, L.P. (“SCCG III MGMT”), SC China Holding Limited (“SCC HOLD”), SNP China Enterprises Limited (“SNP”) and Nan Peng Shen (“NS”), relating to Class A ordinary shares of Momo Inc. Except as amended and restated herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

The penultimate paragraph of Item 4 of the Original 13D is hereby amended and restated as follows:

On April 5, 2016, each of Alibaba Investment Limited (“Alibaba”) and Rich Moon Limited (together with Alibaba, the “New Investors”) executed and delivered an adherence agreement to the Consortium Agreement, pursuant to which each of the New Investors became a party to the Consortium Agreement. The New Investors and the original Buyer Group, collectively, are referred to in this Schedule 13D/A as the “Buyer Group.”

On April 5, 2016, the Buyer Group executed an amendment to the Consortium Agreement to extend the exclusivity period, pursuant to which amendment the Buyer Group agreed that during the period beginning on July 6, 2015 and ending on the earlier of (i) April 5, 2017 and (ii) the termination of the Consortium Agreement on the mutual written agreement of the members of the Buyer Group, members of the Buyer Group will work exclusively with each other with respect to the Transaction.

References to each of the Consortium Agreement, as amended, and the Proposal in this Schedule 13D/A are qualified in their entirety by reference to the Consortium Agreement, as amended, and the Proposal, copies of which are attached hereto as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.5, and incorporated herein by reference in their entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The last paragraph of Item 5(a) of the Original 13D is hereby amended and restated as follows:

The Reporting Persons may be deemed to be a “group” with Mr. Tang, Matrix, Huatai Ruilian and each other New Investor for purposes of Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal (each as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Mr. Tang, Matrix, Huatai Ruilian, and each other New Investor. The Reporting Persons are only responsible for the information contained in this Schedule 13D/A and assume no responsibility for information contained in any other Schedules 13D filed by Mr. Tang, Matrix, Huatai Ruilian or any other New Investor. In addition, the filing of this Schedule 13D/A shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby amended and restated as follows:

The information set forth and/or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of July 6, 2015, by and among SCCG I HOLDCO A, SCCGF I, SCCGF MGMT I, SCCGF HOLDCO III-A, SCCGF III, SCCGIII CO-INV 2014-A, SCCG III MGMT, SCC HOLD, SNP and NS (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 7, 2015 with the Securities and Exchange Commission).

99.2	Consortium Agreement, dated as of July 6, 2015, by and among Mr. Yan Tang (as defined therein), Matrix (as defined therein), Sequoia ((as defined therein) and Huatai Ruilian (as defined therein) (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on July 7, 2015 with the Securities and Exchange Commission).

99.3	Proposal Letter to the Issuer from the Buyer Group (as defined therein), dated June 23, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on July 7, 2015 with the Securities and Exchange Commission).

99.4	Series D Preferred Share Purchase Agreement, dated as of April 22, 2014, by and among the Company (as defined therein), the HK Co (as defined therein), the WFOE (as defined therein), the Domestic Company (as defined therein), the Founders (as defined therein), the Founder Holdcos (as defined therein) and the Investors (as defined therein) (incorporated by reference to Exhibit 10.4 to the Form F-1 filed by Momo Inc. on November 7, 2014 with the Securities and Exchange Commission).

99.5	Amendment No. 1 to the Consortium Agreement, dated April 5, 2016, by and among the Buyer Group (incorporated by reference to Exhibit D to the Schedule 13D filed by Yan Tang on April 6, 2016).

99.6	Adherence Agreement to the Consortium Agreement, executed and delivered by Alibaba, dated April 5, 2016 (incorporated by reference to Exhibit E to the Schedule 13D filed by Yan Tang on April 6, 2016).

99.7	Adherence Agreement to the Consortium Agreement, executed and delivered by Rich Moon Limited, dated April 5, 2016 (incorporated by reference to Exhibit F to the Schedule 13D filed by Yan Tang on April 6, 2016).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 7, 2016

SCC Growth I Holdco A, Ltd.

By:	Sequoia Capital China Growth Fund I, L.P.
its Member

By:	Sequoia Capital China Growth Fund Management I, L.P.
its General Partner

By: SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund I, L.P.

By:	Sequoia Capital China Growth Fund Management I, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund Management I, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China GF Holdco III-A, Ltd.

By:	Sequoia Capital China Growth Fund III, L.P.
its Member

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund III, L.P.

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Growth III Co-Investment 2014-A, L.P.

By:	SC China Growth III Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Growth III Management, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen